Exhibit 12.1

                                 USX CORPORATION
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                      TOTAL ENTERPRISE BASIS - (Unaudited)
                              CONTINUING OPERATIONS
           ----------------------------------------------------------
                              (Dollars in Millions)

                            First Quarter
                                Ended       Year Ended December 31
                               March 31  ----------------------------
                             2001  2000  2000  1999  1998  1997  1996
                             ----  ----  ----  ----  ----  ----  ----
Portion of rentals
  representing interest       $24   $24  $100   $95  $105   $82   $78
Capitalized interest            7     2    19    26    46    31    11
Other interest and fixed
  charges                      23   100   375   365   318   352   428
Pretax earnings which would
  be required to cover
  preferred stock dividend
  requirements of parent        3     3    12    14    15    20    37
                             ----  ----  ----  ----  ----  ----  ----
Combined fixed charges
  and preferred stock
  dividends (A)               $57  $129  $506  $500  $484  $485  $554
                             ====  ====  ====  ====  ====  ====  ====
Earnings-pretax income
  with applicable
  adjustments (B)            $786  $666 $1920 $2098 $1671 $1761 $1887
                             ====  ====  ====  ====  ====  ====  ====

Ratio of (B) to (A)         13.79  5.16  3.79  4.20  3.45  3.63  3.41
                             ====  ====  ====  ====  ====  ====  ====